United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2014

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale announces dates for reporting of 3Q14 performance

Rio de Janeiro, October 7, 2014 — Vale S.A. (Vale) will release its 3Q14 financial performance report on October 30, Thursday, 2014, at 6:00 a.m. Rio de Janeiro time (4:00 a.m. in New York), and its production report on October 23, 2014, Thursday, before the opening of the market.

In the case of Hong Kong, given the different time zones, the financial performance report will be released on Thursday, October 30, at 4:00 p.m., and the production report on October 23, 2014, after the markets closure.

Vale will simultaneously release consolidated financial statements in USD and BRL, in accordance with IFRS (International Financial Reporting Standards).

Vale will host two conference calls and webcasts on the same day, October 30. The first, in Portuguese (non-translated), at 10:00 a.m. Rio de Janeiro time. The second, in English, will begin at 12:00 p.m. Rio de Janeiro time (10:00 a.m. US Eastern Daylight Time, 2:00 p.m. British Standard Time, and 10:00 p.m. Hong Kong time).

Dial in to conference calls/webcasts:

In Portuguese:

Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001

Participants from the US: (1 888) 700-0802

Participants from other countries: (1 786) 924-6977

Access code: VALE

In English

Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001

Participants from the US: (1 866) 262-4553

Participants from other countries: (1 412) 317-6029

Access code: VALE

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 7, 2014		Rogerio T. Nogueira
Director of Investor Relations